Exhibit 2

U.S. GAAP

February 10, 2003

Condensed Statements of Consolidated Financial Results
for the Nine Months Ended December 31, 2002

Company Name:	NISSIN CO., LTD. (URL: http://www.nissin-f.co.jp/)

Stock Exchange Listings:	Tokyo Stock Exchange, First section (Code: 8571) New York Stock Exchange (Trading Symbol: NIS)

Location of Head Office:	Ehime, Tokyo

Inquiries:	Hitoshi Higaki, Managing Director, General Manager of Corporate Planning Department (Tel: 81-3-3348-2424)

Application of GAAP:	U.S. GAAP

U.S. GAAP

Summary of consolidated financial results for the nine months ended December 31, 2002

1.	Consolidated Operating Results

	Millions of Yen Except Percentages

	Nine Months Ended December 31,			Year Ended March 31,

	2001	2002		2002
	Amount	Amount	Change	Amount	Change

	(Unaudited)	(Unaudited)
Gross Revenue	¥24,683	¥30,035	21.68%	¥33,548	13.81%
Income before income taxes	5,819	7,040	20.98	8,602	(1.30)
Net Income	3,248	3,927	20.91	4,801	(3.05)

	Yen

			Year Ended
	Nine Months Ended December 31,		March 31,

	2001	2002	2002

	(Unaudited)	(Unaudited)
Net Income Per Share:
Basic	¥49.32	¥60.63	¥72.82
Diluted	48.32	56.24	69.70

Note:	(1)	On May 21, 2002, NISSIN completed a two-for-one stock split. Per share date represented above has been retroactively adjusted by stock split.
	(2)	The percentage figure listed by each of gross revenue, income before income taxes and net income represents the rate of increase (decrease) since the corresponding period of the previous year.

2.	Consolidated Balance Sheets Highlights

	Millions of Yen Except Per Share Data and Percentages

	December 31,		March 31,

	2001	2002	2002

	(Unaudited)	(Unaudited)
Total assets	¥170,028	¥204,835	¥180,297
Shareholders’ equity	42,506	45,183	43,775
Shareholders’ equity per share (in Yen)	641.01	703.26	664.16
Ratio of shareholders’ equity to total asset (%)	25.00%	22.06%	24.28%

Note:	On May 21, 2002, NISSIN completed a two-for-one stock split. The per share data represented above has been retroactively adjusted.

3.	Consolidated Cash Flow

	Millions of Yen

	Nine Months Ended December 31,		March 31,

	2001	2002	2002

	(Unaudited)	(Unaudited)
Net cash provided by operating activities	¥9,285	¥15,263	¥14,786
Net cash used in investing activities	(26,144)	(28,313)	(33,871)
Net cash provided by financing activities	3,643	19,772	10,360
Cash and cash equivalents at end of period	12,625	23,838	17,116

U.S. GAAP

4.	Scope of Consolidation and Application of Equity Method

Consolidated subsidiaries:	4 companies
Non-consolidated subsidiaries accounted for under the equity method:	No company
Affiliates accounted for under the equity method:	5 companies

5.	Changes in Scope of Consolidation and Application of Equity Method During the Nine Months Ended December 31, 2002

Newly consolidated subsidiaries:	No company
Formerly consolidated subsidiaries:	1 company
Affiliates newly accounted for under the equity method:	3 companies
Affiliates formerly accounted for under the equity method:	No company

U.S. GAAP

CONSOLIDATED FINANCIAL STATEMENTS

1.	CONSOLIDATED STATEMENTS OF INCOME

(1)	Results for the three months ended December 31, 2001 and 2002 (Unaudited)

				Thousands of
	Millions of Yen			U.S. Dollars (Note 1)

	For the Three Months			For the Three Months
	Ended December 31,			Ended December 31,

	2001	2002	Change	2002

Interest income:
Loans	¥8,873	¥9,856	¥983	$82,202
Other	10	176	166	1,468

Total interest income	8,883	10,032	1,149	83,670
Interest expense:
Borrowings	960	981	21	8,182
Other	12	19	7	158

Total interest expense	972	1,000	28	8,340

Net interest income	7,911	9,032	1,121	75,330
Provision for loan losses	2,272	2,766	494	23,069

Net interest income after provision for loan losses	5,639	6,266	627	52,261
Non-interest income (loss):
Losses on investment securities, net	(21)	(428)	(407)	(3,570)
Gain on sale of subsidiary	—	334	334	2,786
Commission income	—	456	456	3,803
Rents, dividends and other	36	200	164	1,668

Total non-interest income (loss)	15	562	547	4,687
Non-interest expense:
Salaries and employee benefits	1,168	1,596	428	13,311
Occupancy, furniture and equipment	563	507	(56)	4,229
Advertising	392	99	(293)	826
Other general and administrative expense	1,025	1,352	327	11,276
Loss on sale and impairment of long-lived assets, net	17	19	2	158
Impairment of investment in affiliates	—	286	286	2,385
Other	33	82	49	684
Minority interest	—	(19)	(19)	(158)

Total non-interest expense	3,198	3,922	724	32,711

Income before income taxes	2,456	2,906	450	24,237

Income taxes	1,085	1,287	202	10,734

Net income	¥1,371	¥1,619	¥248	$13,503

	Yen			U.S. Dollars

Per share data	2001	2002		2002

Net income — basic	¥20.68	¥25.06		$0.21
— diluted	20.56	23.14		0.19

Weighted average shares outstanding	2001	2002		2002

Basic (000’s)	66,303	64,606		64,606
Diluted (000’s)	67,912	70,975		70,975

See notes to consolidated financial statements

U.S. GAAP

(2)	Results for the nine months ended December 31, 2001 and 2002 (Unaudited)

				Thousands of
	Millions of Yen			U.S. Dollars (Note 1)

	For the Nine Months Ended			For the Nine Months
	December 31,			Ended December 31,

	2001	2002	Change	2002

Interest income:
Loans	¥25,004	¥28,738	¥3,734	$239,683
Other	13	362	349	3,019

Total interest income	25,017	29,100	4,083	242,702
Interest expense:
Borrowings	2,876	2,941	65	24,529
Other	54	43	(11)	359

Total interest expense	2,930	2,984	54	24,888

Net interest income	22,087	26,116	4,029	217,814
Provision for loan losses	5,516	9,131	3,615	76,155

Net interest income after provision for loan losses	16,571	16,985	414	141,659
Non-interest income (loss):
Losses on investment securities, net	(472)	(744)	(272)	(6,205)
Gain on sale of subsidiary	—	334	334	2,786
Commission income	—	1,075	1,075	8,966
Rents, dividends and other	138	270	132	2,251

Total non-interest income (loss)	(334)	935	1,269	7,798
Non-interest expense:
Salaries and employee benefits	3,866	4,653	787	38,807
Occupancy, furniture and equipment	1,661	1,636	(25)	13,645
Advertising	1,530	374	(1,156)	3,119
Other general and administrative expense	3,128	3,468	340	28,924
Loss on sale and impairment of long-lived assets, net	97	114	17	951
Impairment of investment in an affiliate	—	465	465	3,878
Other	136	118	(18)	984
Minority interest	—	52	52	434

Total non-interest expense	10,418	10,880	462	90,742

Income before income taxes	5,819	7,040	1,221	58,715

Income taxes	2,571	3,113	542	25,963

Net income	¥3,248	¥3,927	¥679	$32,752

	Yen			U.S. Dollars

Per share data	2001	2002		2002

Net income — basic	¥49.32	¥60.63		$0.51
— diluted	48.32	56.24		0.47

Weighted average shares outstanding	2001	2002		2002

Basic (000’s)	65,686	64,771		64,771
Diluted (000’s)	67,845	71,140		71,140

See notes to consolidated financial statements

2.	CONSOLIDATED BALANCE SHEETS

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)

	March 31,	December 31,	December 31,
	2002	2002	2002

		(Unaudited)	(Unaudited)
ASSETS
Cash and cash equivalents	¥17,116	¥23,838	$198,816
Deposit of restricted cash in bank	1,500	1,778	14,829
Loans receivable, net	148,235	164,090	1,368,557
Purchased loans receivable, net	380	1,232	10,275
Interest receivable	1,133	1,182	9,858
Investment securities	3,958	2,387	19,908
Property and equipment:
Land	947	947	7,898
Buildings and structures	1,229	1,239	10,334
Equipment and software	4,245	4,852	40,467

	6,421	7,038	58,699
Accumulated depreciation and amortization	(2,867)	(2,422)	(20,200)

	3,554	4,616	38,499
Investment in affiliates	259	982	8,190
Deferred income taxes	1,143	1,131	9,433
Other assets	3,019	3,599	30,017

Total assets	¥180,297	¥204,835	$1,708,382

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term borrowings	¥1,400	¥5,555	$46,330
Accrued income taxes	2,104	1,081	9,016
Accrued expenses	766	401	3,344
Long-term borrowings	118,659	137,599	1,147,615
Convertible bonds	10,000	10,000	83,403
Capital lease obligations	1,663	2,088	17,415
Accrued retirement benefits	417	350	2,919
Other liabilities	1,365	2,381	19,858

Total liabilities	136,374	159,455	1,329,900

Minority interests	148	197	1,643

Commitments and contingencies (Note 10)

Shareholders’ equity:
Common stock	6,611	6,611	55,138
Additional paid-in capital	8,467	8,462	70,575
Retained earnings	28,932	32,026	267,106
Cumulative other comprehensive income	113	48	400
Less: treasury stock	(348)	(1,964)	(16,380)

Total shareholders’ equity	43,775	45,183	376,839

Total liabilities and shareholders’ equity	¥180,297	¥204,835	$1,708,382

See notes to consolidated financial statements

3.	CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

			Thousands of
	Millions of Yen		U.S. Dollars (Note 1)

	For the Nine Months Ended		For the Nine Months
	December 31,		Ended December 31,

	2001	2002	2002

Operating Activities
Net income	¥3,248	¥3,927	$32,752
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	715	790	6,589
Amortization of debt issuance costs	165	187	1,560
Amortization of loan origination costs	443	522	4,354
Amortization of cap option premium	116	1	8
Stock compensation	126	—	—
Losses on sale and impairment of long-lived assets, net	97	114	951
Provision for loan losses	5,516	9,131	76,155
Losses on investment securities, net	472	744	6,205
Equity in losses (income) of unconsolidated affiliates	48	(6)	(50)
Impairment of investment in affiliates	—	465	3,878
Gain on exchange of affiliate	—	(334)	(2,786)
Income transfer to minority interest	—	52	434
Changes in assets and liabilities:
Interest receivable	(186)	(49)	(409)
Accrued expenses	(1,519)	(1,392)	(11,610)
Other liabilities	44	1,111	9,267

Net cash provided by operating activities	9,285	15,263	127,298

Investing Activities
Cash used for loan originations, net of principal collections	(26,388)	(25,452)	(212,277)
Purchase of distressed loans, net of principal collections	(51)	(908)	(7,573)
Purchases of investment securities	(1,012)	(306)	(2,552)
Proceeds from sale of investment securities	753	841	7,014
Investment in affiliated company	—	(535)	(4,462)
Purchases of property and equipment	(95)	(819)	(6,831)
Proceeds from sales of property and equipment	673	34	284
Cash decrease upon equity swapping of a consolidated subsidiary	—	(144)	(1,201)
Purchases of minority interests	—	(3)	(25)
Changes in other assets	(24)	(1,021)	(8,515)

Net cash used in investing activities	(26,144)	(28,313)	(236,138)

Financing Activities
Issuance of commercial paper	—	6,700	55,880
Repayment of commercial paper	—	(3,500)	(29,191)
Proceeds from short-term borrowings	—	2,445	20,392
Repayment of short-term borrowings	(1,640)	(1,490)	(12,427)
Proceeds from long-term borrowings	36,912	63,968	533,511
Repayment of long-term borrowings	(30,787)	(45,306)	(377,865)
Deferred debt issuance costs	(282)	171	1,426
Payment of capital lease obligations	(643)	(762)	(6,355)
Proceeds from exercise of stock warrants	878	(5)	(42)
Purchases of treasury stock, net	—	(1,616)	(13,478)
Dividends paid	(795)	(833)	(6,947)

Net cash provided by financing activities	3,643	19,772	164,904

Net (decrease) increase in cash and cash equivalents	(13,216)	6,722	56,064

Cash and cash equivalents at beginning of period	25,841	17,116	142,752

Cash and cash equivalents at end of period	¥12,625	¥23,838	$198,816

See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BUSINESS ORGANIZATION AND BASIS OF PRESENTATION

NISSIN CO., LTD. (“NISSIN”) was incorporated in 1960 in Ehime Prefecture, western Japan, and has expanded nationwide. NISSIN and its subsidiaries operate only in Japan. NISSIN currently maintains head offices in Tokyo and in the City of Matsuyama, Ehime Prefecture, Japan. Because of its concentration on lending in Japan, NISSIN is exposed to negative changes in the Japanese economy and stability of its borrowing base in Japan.

NISSIN is a non-bank financial institution specializing in providing loan products to individuals including consumers, small business owners and sole proprietors. NISSIN distributes the following products by using a variety of distribution channels:

Consumer loans: Unsecured revolving loans to consumers at fixed interest rates, payable monthly in arrears.

Wide loans: Debt-consolidation loans for consumers who already have a high level of outstanding debt with several consumer finance lenders. The borrower must supply one or more guarantors with a separate income source. These loans are payable monthly in arrears at fixed interest rates.

Small Business Owner loans: Designed for small business owners. The Small Business Owner loan is an unsecured loan that requires one or more guarantees from third party individuals with an income source separate from the customer. It can be used without any restrictions to repay existing loans or to obtain working capital. These loans are payable monthly in arrears at fixed interest rates.

Business Timely loans: Unsecured revolving loans designed for small business owners. Business Timely loans are marketed to more creditworthy owners of businesses and sole proprietors and do not require a guarantor. These loans are payable monthly in arrears at fixed interest rates.

On July 11, 2001, NISSIN invested ¥500 million to establish Nissin Servicer Co., Ltd., a wholly-owned subsidiary. Nissin Servicer Co., Ltd. was established to acquire and service non-performing loans from banks or other financial institutions in Japan.

On December 25, 2001, NISSIN acquired a 51.22% interest in Future Create Inc. for ¥158 million. Future Create Inc. is a private Japanese corporation providing consulting services to individuals and companies interested in franchise leasing. Future Create also arranges for interior modeling and renovation for its leasing clients, and sometimes provides guarantees for leasing clients.

The consolidated financial statements include the accounts of NISSIN and its majority-owned subsidiaries, Nissin Servicer Co., Ltd., Big Apple Co., Ltd., Shiq Consulting Co., Ltd. and Future Create Inc. (collectively, the “Company”). All significant intercompany accounts, transactions and profits and losses have been eliminated in consolidation.

The Company maintains its records in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Certain adjustments and reclassifications have been made in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These adjustments were not recorded in the statutory Japanese GAAP books of account.

The consolidated financial statements are stated in Japanese yen. The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of the readers, using the prevailing exchange rate on December 31, 2002, which was ¥119.90 to $1.00. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP for interim financial information. Accordingly, the Company does not include all of the information and footnotes required by U.S. GAAP for complete consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim period presented have been included. Operating results for the nine months period ended December 31, 2002 are not necessarily indicative of the results for the year ending March 31, 2003. The notes to the financial statements as of and for the year ended March 31, 2002 contained in NISSIN’s Registration Statement on Form F-1 should be read in conjunction with these condensed consolidated financial statements.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts in the financial statements and accompanying notes. These estimates are based on information available as of the date of the condensed consolidated financial statements. In particular, significant estimates are made regarding the Company’s allowance for loan losses actual results could differ from estimates, resulting in material charges to income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Interest Income from Loans Receivable and Loan Origination Costs

Interest income from loans except for purchased loans is recognized on an accrual basis based on the principal amount outstanding. In Japan, the maximum interest rates are set by law at two general levels: an absolute maximum rate (legal limit) and a lower interest rate based on the principal amount of the loan (restricted rate). The Company may charge interest rates in excess of the restricted rate as long as it meets the specified requirements. The Company’s contractual loan interest rates do not exceed the legal limit. However, the Company’s contractual loan interest rates, as is customary in the consumer finance industry in Japan, normally exceed the restricted rate. Borrowers have a right to refuse to pay interest in excess of the restricted rate, and the Company cannot legally require borrowers to pay the excess interest. However, once a borrower has paid interest in excess of the restricted rate, and provided the Company has complied with the specified legal documentation and notification procedures, the Company has no legal or contractual obligation to refund or otherwise reimburse the excess interest payments.

The Company recognizes accrued interest income on loans receivable outstanding as of the balance sheet date at the lower of the restricted rate or the contractual interest rate. Contractual interest in excess of the restricted rate is recognized as interest income when collected, provided there are no remaining legal obligations to refund this excess portion. Accrual of interest income is suspended when loan principal is charged-off or is wholly or partially reserved. The accrued interest portion of a charged-off loan balance is deducted from the current period interest income and the principal amount is charged-off against the allowance for loan losses.

The Company capitalizes direct origination costs and defers fees on successful loan originations. Loan origination costs, net of loan origination fees, are deferred and amortized over the contractual life of loans, which averages approximately forty-two months.

(b)	Loans Receivable and Allowance for Loan Losses

Loans receivable are reported at the principal amount less an allowance for loan losses. The allowance for loan losses is maintained at a level that, in management’s judgment, is adequate to provide for estimated probable uncollectible loan losses from known and inherent risks in the Company’s loan portfolios. Increases to the allowance are made by charges to the provision for loans receivable. Recoveries of previously charged-off amounts are credited to the allowance. Allowances are reviewed both on an individual loan and portfolio basis. In evaluating the adequacy of the allowance, management considers various factors, including current economic conditions, such as unemployment and bankruptcy rates, and historical loss experience. Restructured loans include any loans which are restructured for interest, principal or term. Allowances for restructured loans are based on collection history or legal classification of the borrowers.

The Company’s policy is generally to charge-off loan balances and cease accrual of interest as follows:

Consumer Loans and Business Timely Loans: When a loan’s contractual payment becomes 67 days delinquent or upon other events such as bankruptcy of the borrower.

Guaranteed Small Business Owner Loans and Wide Loans: When the Company believes the likelihood of any future collection is minimal. Events triggering charge-offs include bankruptcy of both the borrower and guarantor. In the case that loans are restructured, the Company charges-off the amount of the recorded loan balance less the restructured loan balance. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

Secured Loans: When the Company believes the likelihood of any future collection is minimal. The Company considers the availability and value of collateral in determining the level of charge-off. Interest accrual is terminated at the earlier of the date when contractual payments are 97 days delinquent or the date when all or a part of loan principal is deemed uncollectible.

(c)	Purchased Loans Receivable and Revenue Recognition

Purchased loans represent loans purchased from third party originators and are reported at purchased cost less an allowance for estimated loan losses. Due to the non-performing status of these loans when initially purchased and lack of history with the borrowers, the Company initially recognizes revenue from these loans using the cost recovery method. Under this method, payments from a borrower are first applied to loan principal. Once the purchased cost is fully recovered, subsequent receipts are recognized as interest income. If the Company determines that it cannot recover its cost, an allowance for the uncollectible portion is established.

However, for the loans that the Company reasonably estimates the expected timing and amount of cash flows, the Company uses those expected future cash flows to recognize revenue. If the carrying amounts of those loans are greater than the present value of expected future cash flows from those loans, the difference is recorded as an allowance for the uncollectible portion.

(d)	Treasury Stock

Treasury stock is recorded at cost. Pursuant to the Commercial Code of Japan (the “Code”), a company may purchase treasury stock with the appropriate shareholder approval, and can retire treasury stock by reducing retained earnings.

Prior to the shareholders’ meeting on June 22, 2002, NISSIN repurchased 1,200 thousand shares of its common stock for ¥1,230 million ($10,259 thousand).

On June 22, 2002, the shareholders of NISSIN approved the purchase of up to 3 million shares of treasury stock, not to exceed ¥4,500 million ($37,531 thousand) in cost. Subsequent to the approval, NISSIN repurchased 483 thousand shares of its common stock for ¥406 million ($3,386 thousand) and distributed 20 thousand shares of its common stock for ¥20 million ($167 thousand).

(e)	Earnings Per Share (“EPS”)

Basic EPS is computed based on the average number of shares of common stock outstanding during each period and diluted EPS assumes the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

No accounting recognition is made for stock splits when common stock already includes a portion of the proceeds from shares issued at a price in excess of par value. This method of accounting is in conformity with Japanese GAAP. On May 21, 2001, NISSIN completed a three-for-one stock split. On May 21, 2002, NISSIN completed a two-for-one stock split. All share amounts disclosed have been restated to reflect such split.

(f)	Recently Issued Accounting Pronouncements

In June 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 146, “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of SFAS No. 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002; however, early application is encouraged. Management does not expect the adoption of SFAS No. 146 to have a material effect on the Company’s financial position, results of operations, or cash flows.

In November 2002, the FASB issued FASB Interpretation (“FIN”) No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN No. 45 requires that upon issuance of a guarantee, a guarantor must recognize a liability for the fair value of an obligation assumed under a guarantee. FIN No. 45 also requires additional disclosures by a guarantor in its interim and annual financial statements about the obligations associated with guarantees issued. The recognition provisions of FIN No. 45 are effective for any guarantees issued or modified after December 31, 2002. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002. Management is still evaluating the effects of FIN No. 45, but does not expect that the adoption of FIN No. 45 will have a material effect on the Company’s financial position, results of operations, or cash flows.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure”. SFAS No. 148 amends SFAS No. 123 “Accounting for Stock-Based Compensation,” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS No. 148 is effective for fiscal years beginning after December 15, 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after December 15, 2002. Management does not expect the adoption of SFAS No. 148 to have a material effect on the Company’s financial position, results of operations, or cash flows.

3.	VALUATION OF GOODWILL

During the three month period ended June 30, 2002, the Company determined that goodwill associated with Ascot Co., Ltd., a 25% owned equity-method investment, was impaired based on the recent operating results and activity of Ascot Co., Ltd. Accordingly, the Company wrote off the balance of approximately ¥179 million ($1,493 thousand).

During the three months ended December 31, 2002, the Company determined that goodwill associated with BB Net Corp., a 20.6% owned equity-method investment, and Swan Credit Corp., a 20% owned equity-method investment, was impaired based on the recent operating results and activity of those companies. Accordingly, the Company wrote-off the balance of approximately ¥282 million ($2,352 thousand) and ¥4 million ($33 thousand), respectively. As of December 31, 2002, the Company had remaining goodwill of ¥338 million ($2,819 thousand).

4.	SALE OF SUBSIDIARY

On July 22, 2002, the Company entered into an equity exchange agreement with i-cf, Inc. under which Webcashing.com Co., Ltd., a wholly-owned subsidiary of NISSIN, was sold to i-cf, Inc. in swapping for 2,476 i-cf, Inc. shares. The sale was completed on November 1, 2002 resulting in a gain of ¥334 million ($2,786 thousand). i-cf, Inc. is a Japanese corporation providing Internet-related services and is listed on the Mothers (market of the high-growth and emerging stocks) of Tokyo Stock Exchange.

5.	LOANS RECEIVABLE

The following is a summary of loans outstanding as of March 31, 2002 and December 31, 2002:

	Millions of Yen			Thousands of U.S. Dollars

	March 31,	December 31,		December 31,
	2002	2002	Changes	2002

Consumer loans	¥46,180	¥42,540	¥(3,640)	$354,795
Wide loans	55,033	62,389	7,356	520,342
Small Business Owner loans	37,386	50,633	13,247	422,294
Business Timely loans	16,035	17,339	1,304	144,612
Secured and other loans	1,444	1,171	(273)	9,767

Total loans outstanding	156,078	174,072	17,994	1,451,810
Allowance for loan losses	(8,831)	(11,000)	(2,169)	(91,743)
Deferred origination costs	988	1,018	30	8,490

Balance at end of period	¥148,235	¥164,090	¥15,855	$1,368,557

6.	ALLOWANCE FOR LOAN LOSSES

A summary of changes in the allowance for loan losses for the nine months ended December 31, 2001 and 2002 is as follow:

	Millions of Yen			Thousands of U.S. Dollars

	Nine Months Ended December 31,			Nine Months Ended
	2001	2002	Changes	December 31, 2002

Balance at beginning of period	¥7,482	¥8,831	¥1,349	$73,653
Provision for loan losses	5,516	9,075	3,559	75,688
Charge-offs, net of recoveries	(4,522)	(6,906)	(2,384)	(57,598)

Balance at end of period	¥8,476	¥11,000	¥2,524	$91,743

7.	INTEREST INCOME

The following is a summary of interest income from loans receivable for the nine months ended December 31, 2001 and 2002:

	Millions of Yen			Thousands of U.S. Dollars

	Nine Months Ended December 31,
				Nine Months Ended
	2001	2002	Changes	December 31, 2002

Consumer loans	¥9,125	¥8,978	¥(147)	$74,879
Wide loans	8,713	9,763	1,050	81,426
Small Business Owner loans	5,169	6,967	1,798	58,107
Business Timely loans	2,214	3,388	1,174	28,257
Secured and other loans	226	164	(62)	1,368

Total interest revenue from loans receivable	25,447	29,260	3,813	244,037
Less: Amortization of loan origination costs	(443)	(522)	(79)	(4,354)
Other	13	362	349	3,019

Total interest income	¥25,017	¥29,100	¥4,083	$242,702

8.	PURCHASED LOANS RECEIVABLE

Nissin Servicer Co., Ltd., a wholly-owned subsidiary, commenced operations on October 25, 2001. Nissin Servicer purchases distressed loans from financial institutions and services these loans. At December 31, 2002, purchased loans were as follows:

	Millions of Yen

			Collections

	Contract	Purchased					Carrying
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Value

Purchased loans	¥248,840	¥1,786	¥498	¥359	¥9	¥47	¥1,232

	Thousands of U.S. Dollars

			Collections

	Contract	Purchased					Carrying
	Amount	Amount	Principal	Interest	Charge-offs	Allowance	Value

Purchased loans	$2,075,396	$14,896	$4,154	$2,994	$75	$392	$10,275

9.	CUMULATIVE OTHER COMPREHENSIVE INCOME

Comprehensive income was ¥2,999 million and ¥ 3,862 million ($32,210 thousand) for the nine months ended December 31, 2001 and 2002, respectively. The components of other comprehensive gain (loss) were as follows:

	Millions of Yen		Thousands of U.S. Dollars

	Nine Months Ended December 31,
			Nine Months Ended
	2001	2002	December 31, 2002

Change in unrealized losses on cash flow hedging instruments	¥(72)	¥45	$375
Change in net unrealized gain on investments in securities	(177)	(110)	(917)

Total other comprehensive loss	¥(249)	¥(65)	$(542)

10.	COMMITMENTS AND CONTINGENCIES

Under the terms and conditions of the Company’s revolving credit line agreements, the Company may, but is not committed to, lend funds to Consumer loan and Business Timely loan customers. The Company reviews credit lines and related funding needs based on account usage and customer creditworthiness. The Company’s unfunded credit lines on March 31, 2002 and December 31, 2002 are as follows:

	Millions of Yen		Thousands of U.S. Dollars

	March 31,	December 31,	December 31,
	2002	2002	2002

Unfunded credit lines	¥37,504	¥36,330	$303,003
Unfunded credit lines without loan outstanding	29,042	28,581	238,374

The Company is involved in legal proceedings and claims in the ordinary course of its business. In the opinion of management, none of these proceedings and claims is expected to materially impact the Company’s financial position or results of operations.

As discussed in the summary of significant accounting policies, the Company, as is customary in the consumer finance industry in Japan, normally charges interest rates in excess of the restricted rate. In most cases, where the contractual interest rate exceeds the restricted rate, borrowers have a right to refuse to pay the excess interest. Accordingly, the Company does not accrue unpaid excess interest. Once a borrower has paid the excess interest, the borrower does not have legal rights to obtain a refund of the amounts paid, provided the appropriate documentation and notification requirements have been met. Borrowers, however, still do occasionally dispute payments of excess interest. The Company has negotiated refunds of previously paid excess interest in certain situations primarily involving threatened customer bankruptcy or threatened litigation. During the nine months ended December 31, 2001 and 2002, approximately ¥20 million and ¥50 million ($417 thousand) in interest income was refunded to borrowers, respectively.

Future Create Inc, a consolidated subsidiary, guarantees a part of lease payments of its customers with generally no guarantee fees. As of December 31, 2002, the total amount of lease guarantees was ¥419 million ($3,495 thousand) with remaining guarantee terms ranging from 4 to 87 months. Future Create Inc. is required to pay the guarantee amount when a guaranteed lease payment becomes delinquent. During the nine month period ended December 31, 2002, Future Create Inc. made payments of ¥46 million ($384 thousand) under lease guarantees. The Company maintains a reserve for estimated guarantee losses. For the nine-month period ended December 31, 2002, ¥89 million ($742 thousand) was provided for estimated guarantee losses, and at December 31, 2002, total reserves for estimated guarantee losses were ¥89 million ($742 thousand).

As of December 31, 2002, NISSIN was liable as a guarantor for borrowings of ¥1,048 million ($8,741 thousand) by customers of Sanyo Club Co., Ltd. Pursuant to an agreement with Sanyo Club Co., Ltd., in exchange for guaranteeing 40% of the outstanding balance of specified borrowings, NISSIN receives 40% of the interest income from the underlying guaranteed borrowings and pays 40% of the related expenses incurred by Sanyo Club Co., Ltd. For the nine months ended December 31, 2002, NISSIN received guarantee fees of ¥3 million ($25 thousand), net of operating expenses of ¥42 million ($350 thousand), from Sanyo Club Co., Ltd. NISSIN is required to perform as a guarantor when a loan payment becomes 120 days delinquent. The Company maintains a reserve for estimated guarantee losses. For the nine-month period ended December 31, 2002, ¥1 million ($8 thousand) was provided for estimated guarantee losses, and at December 31, 2002, total reserves for estimated guarantee losses were ¥1 million ($8 thousand). During the nine months ended December 31, 2002, due to delinquent payments by the customers NISSIN paid Sanyo Club Co., Ltd. ¥962 thousand ($8 thousand).

11.	SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash investing and financing activities during the nine months ended December 31, 2002 were as follows:

Capital lease obligations of ¥1,187 million ($9,900 thousand) were incurred when the Company entered into a lease agreement for equipment and vehicles.

12.	SEGMENT INFORMATION

The Company has historically operated as a single segment, consisting of consumer and related other loans to individuals. Included in this segment are consumer, Wide, Business Timely, small business owner, secured and other Loans. On July 11, 2001, the Company established Nissin Servicer Co., Ltd., to acquire and service non-performing debts from banks or other financial institutions in Japan. It also acquired, in December 25, 2001, a 51.22% interest in Future Create Inc. Future Create is a private Japanese corporation which provides consulting services to individuals and companies interested in leasing. Nissin Servicer Co., Ltd. and Future Create Inc. are being operated as separate segments but do not qualify as separate reportable segments under SFAS No. 131. All operating activities are currently exclusively in Japan. Selected information for our segments is as follows:

	Millions of Yen

	Consumer and
	Ordinary Loans	Other	Total

December 31, 2001
Interest income	¥25,017	¥—	¥25,017
Interest expense	2,930	—	2,930
Provision for loan losses	5,516	—	5,516
Net income	3,298	(50)	3,248
Assets carrying value	169,977	51	170,028

December 31, 2002
Interest income	¥28,739	¥361	¥29,100
Interest expense	2,967	17	2,984
Provision for loan losses	9,075	56	9,131
Net income	3,808	119	3,927
Assets carrying value	203,603	1,232	204,835

	Thousands of U.S. Dollars

	Consumer and
	Ordinary Loans	Other	Total

December 31, 2002
Interest income	$239,691	$3,011	$242,702
Interest expense	24,746	142	24,888
Provision for loan losses	75,688	467	76,155
Net income	31,760	992	32,752
Assets carrying value	1,698,107	10,275	1,708,382

13.	SUBSEQUENT EVENT

On February 10, 2003 NISSIN’s Board of Directors had adopted an increase of the regular year-end per-share dividends from ¥6.5 ($0.05) to ¥7.5 ($0.06) for the fiscal year ending March 31, 2003. Additionally, NISSIN will issue a special dividend of ¥1 ($0.01) per share in commemoration of its listing on the New York Stock Exchange, to distribute a total of ¥8.5 ($0.07) in year-end per-share dividends. Accordingly, per-share dividend payments for the current fiscal year will amount to ¥15 ($0.12) per common share.

The increased dividends will be proposed for authorization to NISSIN’s next Annual Shareholders’ meeting, scheduled for late June 2003, before it becomes effective.